Exhibit 12.1

Penn Virginia Resource Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Years Ended December 31,
	2002		2003		2004		2005		2006
Earnings
Pre-tax income *	$24,686		$22,690		$34,876		$52,430		$74,910
Fixed charges	1,786		5,048		7,328		14,351		19,783

Total earnings	$26,472		$27,738		$42,204		$66,781		$94,693

Fixed Charges
Interest expense **	$1,758		$4,986		$7,267		$14,053		$19,151
Rental interest factor	28		62		61		298		632

Total fixed charges	$1,786		$5,048		$7,328		$14,351		$19,783

Ratio of earnings to fixed charges	14.8	x	5.5	x	5.8	x	4.7	x	4.8	x

*	Excludes equity earnings from investees and includes capitalized interest.
**	Includes capitalized interest.